Unaudited Condensed Consolidated Interim Financial Statements

(In US dollars)

HUDBAY MINERALS INC.

For the three months ended March 31, 2026 and 2025

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Income (Unaudited and in millions of US dollars, except per share amounts)

		Mar. 31,	Dec. 31,
	Note	2026	2025
Assets
Current assets
Cash and cash equivalents	7	$1,003.8	$568.9
Trade and other receivables	8	331.3	377.8
Inventories	9	175.8	199.2
Prepaid expenses and other current assets		17.2	15.2
Other financial assets	10	20.1	0.8
Taxes receivable		3.6	1.2
		1,551.8	1,163.1
Receivables	8	187.1	16.1
Inventories	9	26.0	21.6
Other financial assets	10	216.0	130.9
Intangibles and other assets	11	55.5	58.6
Property, plant and equipment	12	4,752.5	4,693.9
Deferred tax assets		36.6	66.5
Goodwill		71.4	72.6
		$6,896.9	$6,223.3
Liabilities
Current liabilities
Trade and other payables		$348.0	$342.8
Taxes payable		100.0	117.4
Other liabilities	13	64.6	94.7
Other financial liabilities	14	97.2	122.9
Lease liabilities	15	28.7	26.7
Current portion of long-term debt	16	472.5	472.1
Deferred revenue	17	33.5	52.1
		1,144.5	1,228.7
Other financial liabilities	14	172.2	155.0
Lease liabilities	15	27.0	29.3
Long-term debt	16	536.9	536.5
Deferred revenue	17	268.6	265.0
Pension obligations		7.8	7.5
Other employee benefits		81.2	82.4
Environmental and other provisions	18	307.3	312.6
Deferred tax liabilities		355.2	375.3
		2,900.7	2,992.3
Equity
Share capital	20b	2,671.3	2,668.2
Reserves		214.2	102.3
Retained earnings		648.0	460.5
Equity attributable to owners of the Company		3,533.5	3,231.0
Non-controlling interest	5	462.7	-
		$6,896.9	$6,223.3
Commitments (note 23)

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Income (Unaudited and in millions of US dollars, except per share amounts)

		Three months ended March 31,
	Note	2026	2025
Revenue	6a	$757.3	$594.9
Cost of sales
Mine operating costs		289.4	255.5
Depreciation and amortization	6b	99.9	108.1
		389.3	363.6
Gross profit		368.0	231.3
Selling and administrative expenses		34.4	13.7
Exploration expenses		16.2	13.9
Other operating expenses	6c	10.1	5.2
Re-evaluation adjustment - environmental provision	18	2.1	12.8
Results from operating activities		305.2	185.7
Interest expense on long term debt	6d	14.4	15.9
Accretion on streaming arrangements	6d	4.5	4.4
Change in fair value of financial instruments	6d	(62.9)	(5.2)
Other net finance expenses (income)	6d	10.2	(0.7)
Other (income) expenses		(33.8)	14.4
Income before tax		339.0	171.3
Tax expense	19	147.5	72.1
Net income for the period		$191.5	$99.2

Attributable to:
Owners of the Company		$190.4	$100.4
Non-controlling interest		1.1	(1.2)
Net income for the period		$191.5	$99.2

Earnings per share attributable to owners
Basic and diluted		$0.48	$0.25
Weighted average number of common shares outstanding:
Basic	21	396,942,088	394,950,071
Diluted	21	398,755,401	395,708,530

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Comprehensive Income (Unaudited and in millions of US dollars)

	Three months ended March 31,
	2026	2025
Net income for the period	$191.5	$99.2

Other comprehensive income:
Item that will be reclassified subsequently to profit or loss:
Recognized directly in equity:
Net (loss) gain on translation of foreign currency balances	(9.6)	0.4

Items that will not be reclassified subsequently to profit or loss:
Recognized directly in equity:
Remeasurement - actuarial gain	1.9	1.3
Tax effect	-	(0.2)
	1.9	1.1

Other comprehensive (loss) gain net of tax, for the period	(7.7)	1.5
Total comprehensive income for the period	$183.8	$100.7

Attributable to:
Owners of the Company	182.7	101.8
Non-controlling interest	1.1	(1.1)
Total comprehensive income for the period	$183.8	$100.7

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Cash Flows (Unaudited and in millions of US dollars)

		Three months ended March 31,
	Note	2026	2025
Cash generated from operating activities:
Net income for the period		$191.5	$99.2
Items not affecting cash:
Tax expense	19	147.5	72.1
Depreciation and amortization	6b	100.8	108.5
Share-based compensation	6e	24.2	4.0
Other (income) expenses	6d	(33.8)	14.4
Inventory adjustments	9	-	1.2
Amortization of deferred revenue and variable consideration	6a	(19.5)	(29.3)
Pension and other employee benefit payments, net of accruals		2.7	3.2
Amortization of community agreements		5.2	1.9
Re-evaluation adjustment - environmental obligation	18	2.1	12.8
Write-down/loss on disposal of PP&E	6c	1.0	0.6
Decommissioning and restoration payments		(3.2)	(0.1)
Other	24a	(55.9)	(7.5)
Taxes paid		(153.9)	(117.5)
Operating cash flow before change in non-cash working capital		208.7	163.5
Change in non-cash working capital	24b	2.6	(38.7)
		211.3	124.8
Cash used in investing activities:
Acquisition of property, plant and equipment		(140.2)	(91.4)
Acquisition of intangibles		(0.4)	(1.6)
Community agreements		(3.7)	(3.8)
Net purchase of investments	10	(31.5)	(13.8)
Proceeds from disposition of property, plant and equipment		-	0.1
Change in restricted cash		-	0.2
Maturity of short-term investments		-	20.0
Investment income received		9.2	6.0
		(166.6)	(84.3)
Cash generated from (used in) financing activities:
Financing costs		(2.8)	(3.2)
Lease payments	15	(9.4)	(9.1)
Equipment financing payments		(6.7)	(4.3)
Net payments on settlement of non-QP hedges		-	(1.8)
Net proceeds from exercise of stock options and warrants		2.0	0.4
Proceeds from sale of Copper World non-controlling interest, net of transaction costs	5	411.7
Dividends paid	20b	(2.9)	(2.8)
		391.9	(20.8)
Effect of movement in exchange rates on cash		(1.7)	1.1
Net increase in cash and cash equivalents		434.9	20.8
Cash and cash equivalents, beginning of the period		568.9	541.8
Cash and cash equivalents, end of the period		$1,003.8	$562.6

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Changes in Equity (Unaudited and in millions of US dollars)

	Share capital (note 20)	Other capital reserves	Foreign currency translation reserve	Remeasurement reserve	Retained earnings	Total	Non- controlling interest	Total equity
Balance, January 1, 2025	$2,641.3	$61.5	$(48.4)	$1.2	$(102.4)	$2,553.2	$94.2	$2,647.4
Net income (loss)	-	-	-	-	100.4	100.4	(1.2)	99.2
Other comprehensive income	-	-	0.3	1.1	-	1.4	0.1	1.5
Total comprehensive income (loss)	-	-	0.3	1.1	100.4	101.8	(1.1)	100.7
Contributions by and distributions to owners:
Dividends (note 20b)	-	-	-	-	(2.8)	(2.8)	-	(2.8)
Stock options	-	0.6	-	-	-	0.6	-	0.6
Issuance of shares related to stock options and warrants exercised	0.6	(0.2)	-	-	-	0.4	-	0.4
Total contributions by and distributions to owners	0.6	0.4	-	-	(2.8)	(1.8)	-	(1.8)
Balance, March 31, 2025	2,641.9	61.9	(48.1)	2.3	(4.8)	2,653.2	93.1	2,746.3
Net income (loss)	-	-	-		468.1	468.1	(3.0)	465.1
Other comprehensive income	-	-	22.2	6.1	-	28.3	3.1	31.4
Total comprehensive income	-	-	22.2	6.1	468.1	496.4	0.1	496.5
Contributions by and distributions to owners:
Dividends (note 20b)	-	-	-	-	(2.8)	(2.8)	-	(2.8)
Flow-through shares issued, net of share issuance costs (note 20b)	13.7	-	-	-	-	13.7	-	13.7
Shares issued on equity raise, net of share issuance costs	4.2	-	-	-	-	4.2	-	4.2
Copper Mountain non-controlling interest acquisition (note 4)	-	61.3	(4.0)	-	-	57.3	(93.2)	(35.9)
Stock options	-	1.9	-	-	-	1.9	-	1.9
Issuance of shares related to stock options and warrants exercised	4.0	(1.3)	-	-	-	2.7	-	2.7
Tax adjustments in respect of prior years	4.4	-	-	-	-	4.4	-	4.4
Total contributions by and distributions to owners	26.3	61.9	(4.0)	-	(2.8)	81.4	(93.2)	(11.8)
Balance, December 31, 2025	$2,668.2	$123.8	$(29.9)	$8.4	$460.5	$3,231.0	-	$3,231.0

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Changes in Equity (Unaudited and in millions of US dollars)

	Share capital (note 20)	Other capital reserves	Foreign currency translation reserve	Remeasurement reserve	Retained earnings	Total	Non- controlling interest	Total equity
Balance, January 1, 2026	$2,668.2	$123.8	$(29.9)	$8.4	$460.5	$3,231.0	$-	$3,231.0
Net income	-	-	-	-	190.4	190.4	1.1	191.5
Other comprehensive (loss) income	-	-	(9.6)	1.9	-	(7.7)	-	(7.7)
Total comprehensive (loss) income	-	-	(9.6)	1.9	190.4	182.7	1.1	183.8
Contributions by and distributions to owners:
Dividends (note 20b)	-	-	-	-	(2.9)	(2.9)	-	(2.9)
Copper World non-controlling interest capital contribution, net of transaction costs (note 5)	-	119.9	-	-	-	119.9	461.6	581.5
Stock options	-	0.8	-	-	-	0.8	-	0.8
Issuance of shares related to stock options and warrants exercised	3.1	(1.1)	-	-	-	2.0	-	2.0
Total contributions by and distributions to owners	3.1	119.6	-	-	(2.9)	119.8	461.6	581.4
Balance, March 31, 2026	$2,671.3	$243.4	$(39.5)	$10.3	$648.0	$3,533.5	$462.7	$3,996.2

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in millions of US dollars, except where otherwise noted) For the three months ended March 31, 2026 and 2025

1. Reporting entity

Hudbay Minerals Inc. ("HMI" or the "Company") is a company existing under the Canada Business Corporations Act. The address of the Company's principal executive office is 25 York Street, Suite 800, Toronto, Ontario. The unaudited condensed consolidated interim financial statements ("interim financial statements") of the Company for the three months ended March 31, 2026 and 2025 represent the financial position and the financial performance of the Company and its subsidiaries (together referred to as "Hudbay").

Wholly owned subsidiaries as at March 31, 2026 included Copper Mountain Mine (BC) Ltd. ("CMBC"), HudBay Peru Inc., HudBay Peru S.A.C. ("Hudbay Peru"), HudBay (BVI) Inc., Mason Resources (US) Inc. ("Mason") and Hudbay Arizona Inc. a wholly-owned subsidiary of the Company that indirectly owns 70% of Copper World LLC ("Copper World"), the entity that owns the Copper World project. Mitsubishi Corporation ("Mitsubishi"), an arms length party, owns the remaining 30% interest in Copper World.

Hudbay is a diversified mining company with long-life assets in North and South America. Hudbay's operations in Cusco (Peru) produce copper with gold, silver and molybdenum by-products. Hudbay's operations in Manitoba (Canada) produce gold with copper, zinc and silver by-products. Hudbay's operations in British Columbia (Canada) produce copper with gold and silver by-products. Hudbay has a development pipeline that includes copper development projects in Arizona and Nevada (United States), and a focused growth strategy on exploration, development, operation, and optimization of properties that Hudbay already controls, as well as other mineral assets that Hudbay may acquire that fit the Company's strategic criteria. The Company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima.

2. Basis of preparation

(a) Statement of compliance:

These interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB") and do not include all of the information required for annual financial statements prepared in accordance with IFRS® Accounting Standards as issued by the IASB.

These interim financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2025 which includes information necessary or useful to understanding the Company's business and financial statement presentation. In particular, the Company's material accounting policies are presented in note 3 in the Company's audited consolidated financial statements for the year ended December 31, 2025 and have been consistently applied in the preparation of these interim financial statements.

The Board of Directors approved these interim financial statements on April 30, 2026.

(b) Use of judgements and estimates:

The preparation of the interim financial statements in conformity with IFRS Accounting Standards requires Hudbay to make judgements, estimates and assumptions, in applying accounting policies that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements, as well as reported amounts of revenue and expenses during the reporting period. Actual results may differ from these judgements, estimates and assumptions. The interim financial statements reflect the judgements and estimates outlined by Hudbay in its audited consolidated financial statements for the year ended December 31, 2025.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in millions of US dollars, except where otherwise noted) For the three months ended March 31, 2026 and 2025

3. New standards

New standards and interpretations adopted

(a) Amendments to IFRS 9 - Financial Instruments and IFRS 7 - Financial Instruments: Disclosures

In May 2024, the IASB issued amendments to IFRS 9 and 7 to clarify the recognition or derecognition of a financial asset or liability, with a new exception for some financial liabilities settled through an electronic cash transfer system. The amendments also add guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion, by introducing an additional SPPI test for financial assets with contingent features that are not related directly to a change in basic lending risks or costs. In addition, the amendments will add new disclosures for certain instruments with contractual terms that can change cash flows. Lastly, the amendments will require additional disclosures for equity instruments designated at fair value through other comprehensive income. The amendments are effective for reporting periods beginning on or after January 1, 2026, with early application permitted. The amendments have been adopted by the Company and the amendments did not result in any material changes to the condensed consolidated financial statements.

In December 2024, the IASB issued amendments to IFRS 9 and 7 to clarify the application of the 'own-use' exemption and provide guidance on hedge accounting for companies that hedge their purchase or sales of electricity using renewable power purchase agreements. The amendments also introduce new disclosure requirements. The amendments are effective for reporting periods beginning on or after January 1, 2026. The amendments have been adopted by the Company and the amendments did not result in any material changes to the condensed consolidated financial statements.

New standards issued but not yet effective

(a) IFRS 18 - Presentation and Disclosure in Financial Statements

In April 2024, the IASB released IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 will replace IAS 1 Presentation of Financial Statements. The standard amends the presentation of the statement of income by introducing a newly defined 'operating profit' subtotal and a requirement for income and expenses to be allocated between three new distinct categories based on a company's main business activities, which are Operating, Financing and Investing. In addition, organizations will need to disclose certain 'non-GAAP' measures known as management-defined performance measures. The standard will be effective from January 1, 2027 with early adoption permitted and requires retrospective application. The Company is assessing the impact of adoption of this amendment on its condensed consolidated financial statements.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in millions of US dollars, except where otherwise noted) For the three months ended March 31, 2026 and 2025

4. Copper Mountain non-controlling interest acquisition

On April 30, 2025, Hudbay completed the acquisition of Mitsubishi Materials Corporation's ("MMC") 25% interest in CMBC (the "Transaction"). The cash consideration of the Transaction consisted of:

• $4.5 million on closing date of the Transaction,

• $21.0 million in seven annual deferred payments of $3.0 million each, commencing on the 12-month anniversary of the closing date of the Transaction, and

• up to $18.75 million in five additional contingent payments of $3.75 million each, payable in the years following New Ingerbelle achieving certain minimum annual operating thresholds. MMC's right to the contingent payments concludes on the 15-year anniversary of the closing date of the Transaction.

As a result of the Transaction, Hudbay increased its ownership of the Copper Mountain mine from 75% to 100%.

The Company recorded $35.9 million of total consideration for the Transaction which included the cash payment of $4.5 million on the closing date, $16.6 million of deferred payments and $13.3 million of contingent consideration recorded as financial liability at amortized cost (note 14) and $1.5 million of transaction costs recorded within equity.

As a result of the Transaction, the Company recorded an increase to equity as follows:

Carrying value of non-controlling interest as at April 30, 2025	$93.2
Transfer of net gain on translation of foreign currency balances	4.0
Less: total consideration	(35.9)
Surplus - recorded in equity	$61.3

5. Sale of non-controlling interest in Copper World

On January 9, 2026, Hudbay closed on a strategic investment made by Mitsubishi for a 30% minority interest in Copper World, which owns the fully-permitted Copper World project in Arizona. On closing, Mitsubishi contributed approximately $420 million of cash to Copper World, and it will contribute an additional $180 million in cash within 18 months in accordance with the terms of the definitive subscription agreement. Following the transaction, Hudbay retains a 70% controlling interest and continues to consolidate Copper World. The transaction was accounted for as an equity transaction resulting in the recognition of a non-controlling interest.

The company recorded $581.5 million of total consideration for the transaction which included the cash consideration of $422.7 million on the closing date, $169.8 million of deferred consideration recorded as a long term receivable and $11.0 million of transaction costs recorded within equity. The carrying value of the non-controlling interest was increased by $461.6 million to reflect the change in the proportionate share of Copper World's net assets.

As a result of the transaction, the Company recorded an increase to equity as follows:

Cash consideration received	$422.7
Deferred consideration receivable	169.8
Less: Carrying value of the non-controlling interest transferred	(461.6)
Less: Transaction costs recorded in equity	(11.0)
Surplus - recorded in equity	$119.9

The deferred consideration of $169.8 million will be accreted up to $180 million over the 18 month period. As of March 31, 2026, the Company recorded $1.5 million in accretion in long term receivable related to the deferred consideration within finance income (note 6d).

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in millions of US dollars, except where otherwise noted) For the three months ended March 31, 2026 and 2025

6. Revenue and expenses

(a) Revenue

Hudbay's revenue by significant product types:

	Three months ended March 31,
	2026	2025
Copper	$380.1	$302.3
Gold	289.6	194.2
Zinc	11.9	14.3
Silver	32.4	14.3
Molybdenum	20.6	20.9
Other	4.9	(0.2)
Revenue from contracts	739.5	545.8
Non-cash streaming arrangement items: [1]
Amortization of deferred revenue - gold	9.1	8.4
Amortization of deferred revenue - silver	10.5	11.0
Amortization of deferred revenue - variable consideration adjustments - prior periods	(0.1)	9.9
	19.5	29.3
Pricing and volume adjustments [2]	1.4	33.8
	760.4	608.9
Treatment and refining charges	(3.1)	(14.0)
	$757.3	$594.9

1 See note 17.
2 Pricing and volume adjustments represent mark-to-market adjustments on initial estimate of provisionally priced sales, realized and unrealized changes to fair value of quotational pricing hedge derivative contracts and adjustments to originally invoiced weights and assays.

Consideration from the Company's stream agreements is considered variable (note 17). Gold and silver stream revenue can be subject to cumulative adjustments when the amount of precious metals to be delivered under the contract changes. As a result of changes in the Company's mineral reserve and resource estimate in the first quarter of 2026, the amortization rate by which deferred revenue is drawn down into income was adjusted and, as required, a variable consideration adjustment was made for all prior year stream revenues since the stream agreement inception date. This variable consideration adjustment for the three months ended March 31, 2026 resulted in a decrease in revenue of $0.1 million (three months ended March 31, 2025 - increase in revenue of $9.9 million).

(b) Depreciation and amortization

Depreciation of property, plant and equipment and amortization of intangible assets are reflected in the condensed consolidated interim statements of income as follows:

	Three months ended March 31,
	2026	2025
Cost of sales	$99.9	$108.1
Selling and administrative expenses	0.9	0.4
	$100.8	$108.5

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in millions of US dollars, except where otherwise noted) For the three months ended March 31, 2026 and 2025

(c) Other operating expenses

	Three months ended March 31,
	2026	2025
Regional costs	$3.7	$1.5
Write-down/loss on disposal of PP&E	1.0	0.6
Amortization of community costs (other assets)	3.9	0.6
Restructuring	-	0.1
Care & maintenance - Manitoba	3.2	3.4
Evaluation costs	0.9	1.2
Reduction of obligation to renounce flow-through share expenditures, net of provisions	(3.3)	(1.9)
Option agreement proceeds	(0.6)	(1.5)
Other	1.3	1.2
	$10.1	$5.2

The Flin Flon concentrator and tailings impoundment is on care and maintenance to provide optionality should another mineral discovery occur in the Flin Flon area. During the three months ended March 31, 2026, care & maintenance costs were $3.2 million (three months ended March 31, 2025 - $3.4 million).

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in millions of US dollars, except where otherwise noted) For the three months ended March 31, 2026 and 2025

(d) Other (income) expense

	Three months ended March 31,
	2026	2025
Interest expense on long-term debt
Interest expense on long-term debt	$14.4	$15.9
Accretion on streaming arrangements (note 17)
Additions	4.5	5.0
Variable consideration adjustments - prior periods	-	(0.6)
	4.5	4.4
Change in fair value of financial instruments
Unrealized (gain) loss on non-quotational pricing hedges	(7.5)	1.1
Realized loss on non-quotational pricing hedges	-	1.9
Investments at fair value through profit or loss (note 10)	(55.4)	(8.2)
	(62.9)	(5.2)
Other net finance expense (income)
Net foreign exchange loss (gain)	10.7	(3.1)
Accretion on community agreements measured at amortized cost	2.3	1.3
Accretion on environmental provisions	3.0	2.7
Accretion on Wheaton refund liability	0.2	0.2
Accretion on deferred and contingent liability (note 14)	0.5	-
Accretion on deferred consideration receivable (note 5)	(1.5)	-
Interest on equipment financing and leases	2.2	2.3
Interest income	(8.8)	(5.5)
Other finance expense	1.6	1.4
	10.2	(0.7)
Other (income) expense	$(33.8)	$14.4

Other finance expense relates primarily to standby fees on Hudbay's revolving credit facilities.

(e) Share-based compensation expense

	Three months ended March 31,
	2026	2025
Cost of sales	$2.9	$0.6
Selling and administrative expenses	20.6	3.3
Other expense	0.7	0.1
	$24.2	$4.0

Share-based compensation expense included within cost of sales, selling and administrative expenses, and other expenses relates to deferred share units, restricted share units, performance shares units and the Company's stock option plan. The increase in share-based compensation expense during the three months ended March 31, 2026 compared with the same period last year primarily relates to the change in the Company's share price, in addition to adjustments to the performance based multiplier on performance share units.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in millions of US dollars, except where otherwise noted) For the three months ended March 31, 2026 and 2025

7. Cash and cash equivalents

Cash and cash equivalents balances represent demand deposits and deposits with an original maturity date of less than three months. Cash and cash equivalents balance includes $370.7 million of cash held at Copper World, which is designated for exclusive use by Copper World and is not available for general use by the Hudbay consolidated group.

8. Trade and other receivables

	Mar. 31, 2026	Dec. 31, 2025
Current
Trade receivables	$288.6	$343.8
Statutory receivables	29.8	30.2
Other receivables	12.9	3.8
	331.3	377.8
Non-current
Taxes receivable	15.8	16.1
Deferred consideration receivable (note 5)	171.3	-
	187.1	16.1
	$518.4	$393.9

9. Inventories

	Mar. 31, 2026	Dec. 31, 2025
Current
Stockpile	$13.2	$17.9
Finished goods	51.2	76.0
Materials and supplies	111.4	105.3
	175.8	199.2
Non-current
Stockpile	9.7	5.3
Low grade stockpile[1]	5.6	5.7
Materials and supplies	10.7	10.6
	26.0	21.6
	$201.8	$220.8

1Primarily all of the low grade stockpile inventory is expected to be processed at the end of the Copper Mountain mine life.

The cost of inventories recognized as an expense, including depreciation and included in cost of sales, amounted to $328.0 million for the three months ended March 31, 2026 (three months ended March 31, 2025 - $316.4 million).

During the three months ended March 31, 2026, Hudbay recognized an expense of $nil million in cost of sales related to the writedown of certain non-current inventory supplies (three months ended March 31, 2025 - $1.2 million).

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in millions of US dollars, except where otherwise noted) For the three months ended March 31, 2026 and 2025

10. Other financial assets

	Mar. 31, 2026	Dec. 31, 2025
Current
Derivative assets	$19.9	$0.6
Restricted cash	0.2	0.2
	20.1	0.8

Non-current
Investments at fair value through profit or loss	216.0	130.9
	216.0	130.9
	$236.1	$131.7

Investments at fair value through profit or loss primarily relate to common shares held in various mining companies. For the three months ended March 31, 2026, the Company recorded additions of $32.0 million, unrealized mark-to-market gains of $55.4 million (note 6d), disposals of $0.5 million and unrealized foreign exchange losses of $1.8 million.

11. Intangibles and other assets

Intangibles and other assets of $55.5 million (December 31, 2025 - $58.6 million) includes $48.0 million of other assets (December 31, 2025 - $51.5 million) and $7.5 million of intangibles (December 31, 2025 - $7.1 million).

Other assets include $38.3 million (December 31, 2025 - $42.8 million) of the carrying value of certain future community costs that relate to original agreements with communities for the Constancia operation which allow Hudbay to extract minerals over the useful life of the Peru operation. The liability remaining for these costs is recorded in agreements with communities recorded at amortized cost (note 14). Amortization of the carrying amount is recorded in the condensed consolidated interim statements of income within other expenses (note 6c) or exploration expenses, depending on the nature of the agreement.

Other assets also include $9.7 million related to cash advances and equipment financing advances made on long lease equipment (December 31, 2025 - $8.7 million).

Intangibles mainly represent computer software costs.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in millions of US dollars, except where otherwise noted) For the three months ended March 31, 2026 and 2025

12. Property, plant and equipment

Mar. 31, 2026	Cost	Accumulated depreciation and amortization	Carrying amount
Exploration and evaluation assets	$109.1	$-	$109.1
Capital works in progress	1,390.5	-	1,390.5
Mining properties	2,898.2	(1,551.4)	1,346.8
Plant and equipment	3,609.7	(1,784.9)	1,824.8
Plant and equipment - ROU assets[1]	279.7	(198.4)	81.3
	$8,287.2	$(3,534.7)	$4,752.5

Dec. 31, 2025	Cost	Accumulated depreciation and amortization	Carrying amount
Exploration and evaluation assets	$108.9	$-	$108.9
Capital works in progress	1,359.8	-	1,359.8
Mining properties	2,842.6	(1,523.0)	1,319.6
Plant and equipment	3,567.2	(1,743.7)	1,823.5
Plant and equipment - ROU assets[1]	273.5	(191.4)	82.1
	$8,152.0	$(3,458.1)	$4,693.9

1 Includes $5.8 million of capital works in progress - ROU assets (cost) that relate to the Arizona segment (December 31, 2025 - $5.3 million related to the Arizona segment).

13. Other liabilities

	Mar. 31, 2026	Dec. 31, 2025

Environmental and other provisions (note 18)	$59.0	$90.2
Pension obligations	1.5	0.9
Other employee benefits	4.1	3.6
	$64.6	$94.7

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in millions of US dollars, except where otherwise noted) For the three months ended March 31, 2026 and 2025

14. Other financial liabilities

	Mar. 31, 2026	Dec. 31, 2025
Current
Derivative liabilities	$6.3	$31.9
Financing related to property, plant and equipment	29.2	26.2
Deferred Copper Mountain acquisition consideration	3.0	3.0
Agreements with communities recorded at amortized cost	58.7	61.8
	97.2	122.9
Non-current
Financing related to property, plant and equipment	82.9	66.0
Agreements with communities recorded at amortized cost	42.8	44.1
Deferred Copper Mountain acquisition consideration	14.6	14.4
Contingent Copper Mountain acquisition consideration	14.1	13.9
Wheaton refund liability	8.1	7.9
Other financial liability	9.7	8.7
	172.2	155.0
	$269.4	$277.9

Financing related to property, plant and equipment represents agreements that Hudbay has entered into to purchase mining equipment and land. Hudbay owns the assets and finances the payment of these assets over the specified term. These agreements expire between 2026 and 2032 with interest rates between 2.25% and 7.55% per annum. During the three months ended March 31, 2026, $27.6 million (December 31, 2025 - $33.1 million) of capital additions related to the recognition of property, plant and equipment that has been financed (note 24).

Agreements with communities recorded at amortized cost relate to agreements with communities near the Constancia operation which allow Hudbay to extract minerals over the useful life of the Constancia operation, carry out exploration and evaluation activities in the area and provide Hudbay with community support to operate in the region. During the three months ended March 31, 2026, there was a change in estimate related to amendments of life of mine agreements with respect to Pampacancha and Constancia resulting in net additions of $0.8 million.

As part of the acquisition of the remaining 25% interest in CMBC in 2025, the Company recorded $16.6 million of deferred payment consideration and $13.3 million of contingent consideration as a financial liability at amortized cost on the closing of the transaction. During the three months ended March 31, 2026, accretion related to these liabilities was $0.5 million (three months ended March 31, 2025 - $ nil) (note 6d).

As part of the streaming agreement for the 777 mine, Hudbay must repay, with precious metals credits, the stream deposit by August 1, 2052, the expiry date of the agreement. If the stream deposit is not fully repaid with precious metals credits from 777 production by the expiry date, a payment for the remaining amount will be due at the expiry date of the agreement. As the 777 mine has concluded all mining activities following the depletion of reserves and finalized the sales of produced concentrate, Hudbay concluded that the remaining stream deposit will not be repaid by means of precious metals credits from 777 production. The repayment amount is recorded as a Wheaton refund liability, which is and will be discounted at the 9.0% rate inherent in the original 777 stream agreement and accreted over the remaining term of the agreement.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in millions of US dollars, except where otherwise noted) For the three months ended March 31, 2026 and 2025

15. Lease liabilities

Balance, January 1, 2025	$74.8
Additional capitalized leases	17.7
Lease payments	(36.9)
Derecognized leases	(0.9)
Accretion and other movements	1.3
Balance, December 31, 2025	$56.0
Additional capitalized leases	9.0
Lease payments	(9.4)
Derecognized leases	-
Accretion and other movements	0.1
Balance, March 31, 2026	$55.7

Lease liabilities are reflected in the condensed consolidated interim balance sheets as follows:

	Mar. 31, 2026	Dec. 31, 2025
Current	$28.7	$26.7
Non-current	27.0	29.3
	$55.7	$56.0

Hudbay has entered into leases which expire between 2026 and 2037. The interest rates on leases which were capitalized have interest rates between 2.50% and 8.49%, per annum. The range of interest rates utilized for discounting the lease depends mostly on Hudbay acting as a lessee and duration of the lease. For certain leases, Hudbay has the option to purchase the equipment and vehicles leased at the end of the terms of the leases. Hudbay's obligations under these leases are secured by the lessor's title to the leased assets. The present value of applicable lease payments has been recognized as an ROU asset, which was included as a non-cash addition to property, plant and equipment, and a corresponding amount as a lease liability.

There are no restrictions placed on Hudbay by entering into these leases.

The following outlines expenses recognized within the Company's condensed consolidated interim statements of income, relating to leases for which a recognition exemption was applied.

	Three months ended March 31,
	2026	2025
Short-term leases	$7.0	$2.3
Low value leases	0.1	0.1
Variable leases	6.1	4.2
Total	$13.2	$6.6

Payments made for short-term, low value and variable leases would mostly be captured as expenses in the condensed consolidated interim statements of income, however, certain amounts may be capitalized to PP&E for the Arizona segment during its development phase and certain amounts may be reported in inventories given the timing of sales. Variable payment leases include equipment used for heavy civil works at Constancia.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in millions of US dollars, except where otherwise noted) For the three months ended March 31, 2026 and 2025

16. Long-term debt

	Mar. 31, 2026	Dec. 31, 2025
Current:
Senior unsecured notes (a)	$472.5	$472.1

Non-current:
Senior unsecured notes (a)	539.0	538.8
Senior secured revolving credit facilities (b)	(2.1)	(2.3)
	536.9	536.5
Total Long-term debt	$1,009.4	$1,008.6

(a) Senior unsecured notes

Balance, January 1, 2025	$1,111.1
Repurchases	(102.5)
Write-down of unamortized transaction costs	0.2
Accretion of transaction costs and premiums	2.1
Balance, December 31, 2025	$1,010.9
Repurchases	-
Write-down of unamortized transaction costs	-
Accretion of transaction costs and premiums	0.6
Balance, March 31, 2026	$1,011.5

As at March 31, 2026, $1,014.9 million aggregate principal amount of senior notes were outstanding in two series: (i) a series of 4.50% senior notes due April 2026 ("2026 notes") in an aggregate principal amount of $472.5 million and (ii) a series of 6.125% senior notes due April 2029 ("2029 notes") in an aggregate principal amount of $542.4 million.  To date, the Company repurchased and retired a total of $127.5 million of the 2026 notes and $57.6 million of the 2029 notes at a discount.

During the year ended December 31, 2025, the Company repurchased and retired a total of $102.5 million of the 2026 notes at a discount. For the year ended December 31, 2025, the discount of $0.4 million was recorded as Other expenses in the consolidated statements of income. Upon the repurchase and retirement of $102.5 million of senior unsecured notes, the unamortized transaction costs related to this principal amount for the year ended December 31, 2025 of $0.1 million were recorded as a finance expense in the consolidated statements of income.

The senior notes are guaranteed on a senior unsecured basis by substantially all of the Company's subsidiaries, other than HudBay (BVI) Inc. and certain excluded or unrestricted subsidiaries, and subsidiaries that hold the Copper World and Mason projects as well as any newly formed or acquired subsidiaries that primarily hold or may develop non-producing mineral assets that are in the pre-construction phase of development.

On April 1, 2026, the Company repaid the outstanding aggregate principal amount of $472.5 million of 2026 Notes on maturity, using a combination of available cash on hand and a $272.0 million draw on its revolving credit facilities (note 26).

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in millions of US dollars, except where otherwise noted) For the three months ended March 31, 2026 and 2025

(b) Senior secured revolving credit facilities

Balance, January 1, 2025[1]	$(3.6)
Accretion of transaction costs	1.3
Balance, December 31, 2025[1]	$(2.3)
Accretion of transaction costs	0.2
Balance, March 31, 2026[1]	$(2.1)

1 Balance, representing deferred transaction costs, is in an asset position.

Hudbay has two senior secured revolving credit facilities with total commitments of $450.0 million and substantially similar terms and conditions for its Canadian and Peruvian businesses. Hudbay's revolving credit facilities are secured against substantially all of the Company's assets, other than those associated with Copper World and Mason projects. During the fourth quarter of 2024, the two senior secured revolving credit facilities were extended by three years from October 2025 to November 2028. The newly extended $450.0 million revolving credit facility includes an accordion feature to increase the facility by an additional $150 million at Hudbay's discretion during the four-year tenor. Hudbay incurred $2.5 million of transactions costs associated with the extension which were deferred and amortized over the new term of the credit facilities.

As at March 31, 2026, there were nil draws under the Canadian and Peruvian revolving credit facilities, other than letters of credit to support reclamation and pension obligations as described below.

As at March 31, 2026, the Peru segment had nil in letters of credit issued under the Peru revolving credit facility to support its reclamation obligations and the Manitoba segment had $24.8 million in letters of credit issued under the Canadian revolving credit facility to support its reclamation and pension obligations. As at March 31, 2026, we were in compliance with our covenants under the revolving credit facilities.

Surety bonds

The Arizona segment had $18.4 million in surety bonds issued to support future reclamation and closure obligations. No cash collateral is required to be posted under these surety bonds.

The British Columbia segment had $47.1 million in surety bonds issued to support future reclamation and closure obligations. The British Columbia segment had $1.6 million in surety bonds issued to BC Hydro in relation to the BC Hydro transmission system at the Copper Mountain Mine, and to Fisheries and Oceans Canada for fish monitoring. No cash collateral is required to be posted under these surety bonds.

The Peru segment had nil million in surety bonds issued to support future reclamation and closure obligations. No cash collateral is required to be posted under these surety bonds.

Other letters of credit

The Peru segment had $145.2 million in letters of credit issued with various Peruvian financial institutions to support future reclamation and other operating matters. No cash collateral is required to be posted under these letters of credit.

The British Columbia segment had $0.3 million in letters of credit issued to the Ministry of Finance and Ministry of Transport and Transit related to other operating matters. No cash collateral is required to be posted under these letters of credit.

Hudbay has a C$130.0 million bilateral letter of credit facility ("LC Facility") with a major Canadian financial institution. As at March 31, 2026, the Manitoba segment had $55.5 million in letters of credit issued under the LC Facility to support its reclamation and pension obligations.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in millions of US dollars, except where otherwise noted) For the three months ended March 31, 2026 and 2025

17. Deferred revenue

Peru Stream Agreement

For the three months ended March 31, 2026, the drawdown rates for the Peru stream agreement for gold and silver were $833 and $15.56 per ounce, respectively (year ended December 31, 2025 - $860 and $15.06 per ounce, respectively).

The following table summarizes changes in deferred revenue:

Balance, January 1, 2025	$372.2
Amortization of deferred revenue
Liability drawdown	(65.1)
Variable consideration adjustments - prior periods	(9.9)
Accretion on streaming arrangements
Current year additions	20.5
Variable consideration adjustments - prior periods	(0.6)
Balance, December 31, 2025	$317.1
Amortization of deferred revenue (note 6a)
Liability drawdown	(19.6)
Variable consideration adjustments - prior periods	0.1
Accretion on streaming arrangements (note 6d)
Current year-to-date additions	4.5
Variable consideration adjustments - prior periods	-
Balance, March 31, 2026	$302.1

Consideration from the Company's stream agreement is considered variable. Gold and silver stream revenue can be subject to cumulative adjustments when the number of ounces to be delivered under the contract changes. As a result of changes in the Company's mineral reserve and resource estimate in the first quarter of 2026, the amortization rate by which deferred revenue is drawn down into income was adjusted and, as required, a current period variable adjustment was made for all prior period stream revenues since the stream agreement inception date. This variable consideration adjustment resulted in an decrease in revenue of $0.1 million and $nil impact to finance expense for the three months ended March 31, 2026 (year ended December 31, 2025 - an increase in revenue of $9.9 million and a decrease in finance expense of $0.6 million).

Deferred revenue is reflected in the condensed consolidated interim balance sheets as follows:

	Mar. 31, 2026	Dec. 31, 2025
Current	$33.5	$52.1
Non-current	268.6	265.0
	$302.1	$317.1

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in millions of US dollars, except where otherwise noted) For the three months ended March 31, 2026 and 2025

18. Environmental and other provisions

Reflected in the condensed consolidated interim balance sheets as follows:

Mar. 31, 2026	Decommissioning, restoration and similar liabilities	Deferred share units	Restricted share units	Performance share units	Other [1]	Total
Current (note 13)	$18.9	$22.8	$5.7	$7.1	$4.5	$59.0
Non-current	301.7	-	1.7	2.7	1.2	307.3
	$320.6	$22.8	$7.4	$9.8	$5.7	$366.3

Dec. 31, 2025	Decommissioning, restoration and similar liabilities	Deferred share units	Restricted share units	Performance share units	Other [1]	Total
Current (note 13)	$20.6	$21.5	$20.5	$19.0	$8.6	$90.2
Non-current	297.8	-	5.6	7.9	1.3	312.6
	$318.4	$21.5	$26.1	$26.9	$9.9	$402.8

1 Relates primarily to flow-through share premiums, restructuring costs and other non-capital provisions.

Decommissioning and restoration obligations ("DRO") are remeasured at each reporting date to reflect changes in discount rates, exchange rates, and timing and extent of cash outflows which can significantly affect the liabilities. This provision has been recorded based on estimates and assumptions that management believes are reasonable; however, actual decommissioning and restoration costs may differ from expectations.

During the three months ended March 31, 2026, the Company recorded a non-cash loss of $2.1 million in the condensed consolidated interim statements of income mainly related to a revaluation adjustment to the Flin Flon environmental reclamation provision. The re-evaluation adjustment was impacted by the timing and extent of cash flows for Flin Flon's closed sites. The adjustment also reflects net changes in long term, risk-free real discount rates based on changes in Canadian bond yields as well as increases in inflation rates. Typically, an operating location will reflect any revaluation adjustments to the environmental reclamation provision against its reclamation assets. However, as the Flin Flon operations closed in June 2022, the corresponding Flin Flon assets have been fully depreciated and cannot be reduced below residual value resulting in the remaining impact being recorded as a loss in the condensed consolidated interim statements of income.

As at March 31, 2026, decommissioning, restoration and similar liabilities have been discounted to their present value at rates ranging from 2.50% to 5.02% per annum (December 31, 2025 - 2.41% to 4.95%), using pre-tax, nominal risk-free interest rates that reflect the estimated maturity of each specific liability.

During the three months ended March 31, 2025, the Company recorded a non-cash loss of $12.8 million in the condensed consolidated interim statements of income mainly related to a revaluation adjustment to the Flin Flon environmental reclamation provision.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in millions of US dollars, except where otherwise noted) For the three months ended March 31, 2026 and 2025

19. Income and mining taxes

The tax expense is applicable as follows:

	Three months ended March 31,
	2026	2025
Current
Income tax expense	$84.0	$34.5
Mining tax expense	46.7	21.3
Adjustments in respect of prior years	(0.7)	(1.9)
	130.0	53.9
Deferred
Income tax expense - origination, revaluation and/or reversal of temporary differences	15.7	21.4
Mining tax recovery - origination, revaluation and/or reversal of temporary difference	(0.7)	(2.4)
Adjustments in respect of prior years	2.5	(0.8)
	17.5	18.2
	$147.5	$72.1

Adjustments in respect of prior years refers to amounts changing due to the filing of tax returns and assessments from government authorities as well as any change identified that would result in a difference to our current or deferred tax balances as reported in the prior fiscal year end.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in millions of US dollars, except where otherwise noted) For the three months ended March 31, 2026 and 2025

20. Share capital

(a) Preference shares:

Authorized: Unlimited preference shares without par value.

Issued and fully paid: Nil.

(b) Common shares:

Authorized: Unlimited common shares without par value.

Issued and fully paid:

	Three months ended Mar. 31, 2026		Year ended Dec. 31, 2025
	Common shares	Amount	Common shares	Amount
Balance, beginning of year	396,834,231	$2,668.2	394,932,374	$2,641.3
Equity issuance, net of issuance costs	-	-	465,394	4.2
Flow through shares, net of share issuance costs and implied premium	-	-	887,000	13.7
Exercise of options	361,888	3.1	478,755	4.1
Exercise of warrants	-	-	70,708	0.5
Tax adjustments in respect of prior years	-	-	-	4.4
Balance, end of the period	397,196,119	$2,671.3	396,834,231	$2,668.2

Equity issuance

On June 24, 2025, the Company closed a private placement deal to issue 465,394 common shares at a price of C$13.30 per Common Share for aggregate gross proceeds of $4.5 million. Associated with the private placement were $0.3 million of share issuance costs resulting in net equity raised of $4.2 million. The net proceeds of this private placement were used to fund the $4.5 million cash consideration on closing of the acquisition of MMC's 25% interest in CMBC.

Flow-through share financing

During the year ended December 31, 2025, the Company completed a Canadian Exploration Expense ("CEE") flow-through financing. The Company issued 887,000 common shares for proceeds, net of transaction costs, of $22.6 million. The implied premium on the flow-through shares of $8.9 million was recorded as a flow-through share liability. The flow-through share liability will be recognized in earnings as eligible expenditures are made. As at March 31, 2026, $3.3 million of flow-through share liability was renounced and recognized in other expenses (note 6c) on the condensed consolidated statements of income.

Dividends

During the three months ended March 31, 2026, the Company declared a dividend of C$0.01 per share. The Company paid $2.9 million in dividends on March 27, 2026 to shareholders of record as of March 10, 2026.

During the year ended December 31, 2025, the Company declared two semi-annual dividends of C$0.01 per share. The Company paid $2.8 million and $2.8 million in dividends on March 21, 2025 and September 19, 2025 to shareholders of record as of March 4, 2025 and September 2, 2025.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in millions of US dollars, except where otherwise noted) For the three months ended March 31, 2026 and 2025

(c) Equity-settled share-based compensation

Stock Options

The Company's stock option plan was approved in June 2005 and amended in May 2008 (the "Plan"). Under the amended Plan, the Company may grant to employees, officers, directors or consultants of the Company or its affiliates options to purchase up to a maximum of 13 million common shares of Hudbay. The Company has determined that the appropriate accounting treatment is to classify the stock options as equity settled transactions.

The following table outlines the changes in the number of stock options outstanding:

	Mar. 31, 2026		Dec. 31, 2025
	Number of shares subject to option	Weighted- average exercise price C$	Number of shares subject to option	Weighted average exercise price C$
Balance, beginning of year	2,710,414	$8.34	2,484,107	$7.42
Number of units granted	266,663	$34.10	828,720	$10.81
Exercised	(361,888)	$7.75	(478,755)	$7.69
Forfeited	(12,894)	$9.37	(114,892)	$9.01
Expired	-	$-	(8,766)	$8.31
Balance, end of period	2,602,295	$11.06	2,710,414	$8.34

The following table presents the weighted average fair value assumptions used in the Black-Scholes valuation of these options:

For options granted during the period	Mar. 31, 2026	Dec. 31, 2025
Weighted average share price at grant date (CAD)	$34.10	$10.81
Risk-free rate	3.01%	3.07%
Expected dividend yield	0.1%	0.2%
Expected stock price volatility (based on historical volatility)	52.5%	45.3%
Expected life of option (months)	84	84
Weighted average per share fair value of stock options granted (CAD)	$18.99	$5.39

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in millions of US dollars, except where otherwise noted) For the three months ended March 31, 2026 and 2025

The following table outlines stock options outstanding and exercisable:

Mar. 31, 2026
Range of exercise prices C$	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price C$	Number of options exercisable	Weighted average share price at exercise date C$
$3.76 - $5.26	241,777	0.91	$3.76	241,777	$3.76
$5.27 - $7.13	398,555	3.92	$6.75	398,062	$6.75
$7.14 - $8.71	597,380	4.82	$7.50	341,164	$7.50
$8.72 - $10.60	393,964	2.46	$10.14	393,964	$10.14
$10.61 - $13.50	703,956	5.82	$10.81	202,313	$10.82
$13.51 - $34.10	266,663	6.92	$34.10	-	$-

Dec. 31, 2025
Range of exercise prices C$	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price C$	Number of options exercisable	Weighted average share price at exercise date C$
$3.76 - $5.26	292,198	1.15	$3.76	290,732	$3.76
$5.27 - $7.13	503,099	4.16	$6.75	273,014	$6.75
$7.14 - $8.71	687,508	5.15	$7.50	164,283	$7.50
$8.72 - $10.60	459,772	2.73	$10.13	458,500	$10.13
$10.61 - $13.50	767,837	6.12	$10.81	-	$-

Hudbay estimates expected life of options and expected volatility based on historical data, which may differ from actual outcomes.

Warrants

As at March 31, 2026, there are no outstanding Hudbay warrants. All Hudbay warrants were exercised as of December 31, 2025.

21. Earnings per share

	Three months ended March 31,
	2026	2025
Weighted average common shares outstanding
Basic	396,942,088	394,950,071
Plus net incremental shares from:
Assumed conversion: stock options	1,813,313	736,024
Assumed conversion: warrants	-	22,435
Diluted weighted average common shares outstanding	398,755,401	395,708,530

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in millions of US dollars, except where otherwise noted) For the three months ended March 31, 2026 and 2025

The calculation of dilutive weighted-average number of common shares excludes the impact of nil shares for the three months ended March 31, 2026 (three months ended March 31, 2025 - 126,921). The shares related to stock options and warrants were excluded as the exercise price related to the particular security exceeded the average market price of the Company's common shares for the period, or the inclusion of the share units had an anti-dilutive effect on net income.

22. Financial instruments

(a) Fair value and carrying value of financial instruments:

The following presents the fair value ("FV") and carrying value ("CV") of Hudbay's financial instruments and non-financial derivatives:

	Mar. 31, 2026		Dec. 31, 2025
	FV	CV	FV	CV
Financial assets at amortized cost
Cash and cash equivalents[1]	$1,003.8	$1,003.8	$568.9	$568.9
Restricted cash[1]	0.2	0.2	0.2	0.2
Deferred consideration receivable[2]	171.1	171.3	-	-
Fair value through profit or loss
Trade and other receivables[3,4]	301.5	301.5	347.6	347.6
Non-hedge derivative assets [5]	19.9	19.9	0.6	0.6
Investments at fair value through profit or loss [6]	216.0	216.0	130.9	130.9
Total financial assets	$1,712.5	$1,712.7	$1,048.2	$1,048.2
Financial liabilities at amortized cost
Trade and other payables1, [3]	$322.4	$322.4	$330.5	$330.5
Deferred Copper Mountain acquisition consideration[7]	17.6	17.6	17.5	17.4
Contingent Copper Mountain acquisition consideration[7]	13.2	14.1	14.1	13.9
Agreements with communities[8]	101.1	101.5	107.2	105.9
Wheaton refund liability[9]	13.0	8.1	13.9	7.9
Senior unsecured notes[10]	1,014.8	1,011.5	1,022.7	1,010.9
Senior secured revolving credit facilities[11]	(2.1)	(2.1)	(2.3)	(2.3)
Fair value through profit or loss
Non-hedge derivative liabilities [5]	6.3	6.3	31.9	31.9
Total financial liabilities	$1,486.3	$1,479.4	$1,535.5	$1,516.1

1 Cash and cash equivalents, collateral deposits, restricted cash, trade and other payables are recorded at carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.

2 Fair value of the deferred consideration receivable has been determined using an applicable credit-risk adjusted discount rate (level 3).

3 Excludes tax and other statutory amounts.

4 Trade and other receivables contain receivables including provisionally priced receivables classified as FVTPL and various other items at amortized cost. The fair value of provisionally priced receivables is determined using forward metals prices (level 2).

5 Derivatives are carried at their fair value, which is determined based on observable forward market commodity prices corresponding to the maturity of the contract (level 2),

6 Investments in listed shares are valued using quoted market bid prices in active markets. For Investments in private companies where no active market exists, fair value is determined using valuation techniques including recent arm's length market transactions.

7 Fair value of the deferred and contingent Copper Mountain acquisition consideration has been determined using an applicable credit-risk adjusted discount rate (level 3).

8 These financial liabilities relate to agreements with communities in Peru (note 14). Fair values have been determined using an applicable credit-risk adjusted discounted rate and foreign exchange rates (level 3).

9 Discounted value based on a market rate at inception of the applicable Wheaton contract for carrying value (note 14) and fair value using an applicable credit-risk adjusted discount rate (level 3).

10 Fair value of the senior unsecured notes (note 16a) has been determined using an applicable credit-risk adjusted discount rate (level 3).

11 Fair value of the senior secured revolving credit facility, when drawn, is valued using an applicable credit-risk adjusted discount rate (level 3).

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in millions of US dollars, except where otherwise noted) For the three months ended March 31, 2026 and 2025

Fair value hierarchy

The table below provides an analysis by valuation method of financial instruments that are measured at fair value subsequent to recognition as well as financial instruments not measured at fair value but for which a fair value is disclosed. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

- Level 1: Quoted prices in active markets for identical assets or liabilities;

- Level 2: Valuation techniques use significant observable inputs, either directly or indirectly, or valuations are based on quoted prices for similar instruments; and,

- Level 3: Valuation techniques use significant inputs that are not based on observable market data.

March 31, 2026	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL:
Provisionally priced receivables	$-	$259.0	$-	$259.0
Non-hedge derivatives	-	19.9	-	19.9
Investments	213.0	-	3.0	216.0
Financial assets at amortized cost:
Deferred consideration receivable	-	-	171.1	171.1
	$213.0	$278.9	$174.1	$666.0
Financial liabilities at FVTPL:
Non-hedge derivatives	$-	$6.3	$-	$6.3
Financial liabilities at amortized cost:
Deferred Copper Mountain acquisition consideration	-	-	17.6	17.6
Contingent Copper Mountain acquisition consideration	-	-	13.2	13.2
Agreements with communities	-	-	101.1	101.1
Wheaton refund liability	-	-	13.0	13.0
Senior unsecured notes	1,014.8	-	-	1,014.8
	$1,014.8	$6.3	$144.9	$1,166.0

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in millions of US dollars, except where otherwise noted) For the three months ended March 31, 2026 and 2025

December 31, 2025	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL:
Provisionally priced receivables	$-	$302.2	$-	$302.2
Non-hedge derivatives	-	0.6	-	0.6
Investments	127.9	-	3.0	130.9
	$127.9	$302.8	$3.0	$433.7
Financial liabilities at FVTPL:
Non-hedge derivatives	$-	$31.9	$-	$31.9
Financial liabilities at amortized cost:
Deferred Copper Mountain acquisition consideration	-	-	17.5	17.5
Contingent Copper Mountain acquisition consideration	-	-	14.1	14.1
Agreements with communities	-	-	107.2	107.2
Wheaton refund liability	-	-	13.9	13.9
Senior unsecured notes	1,022.7	-	-	1,022.7
	$1,022.7	$31.9	$152.7	$1,207.3

The Company's policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the three months ended March 31, 2026 and year ended December 31, 2025, Hudbay did not make any such transfers.

Valuation techniques used for instruments categorized in Levels 2 and 3 are consistent with the year ended December 31, 2025.

(b) Derivatives and hedging:

Copper fixed for floating swaps

Hudbay enters into copper fixed for floating swaps in order to manage the risk associated with provisional pricing terms in copper concentrate sales agreements. As at March 31, 2026, Hudbay had 70.7 million pounds of net copper swaps outstanding at an effective average price of $5.68/lb and settling from April to August 2026. As at December 31, 2025, Hudbay had 57.9 million pounds of net copper swaps outstanding at an effective average price of $5.18/lb and settling from January to May 2026. The aggregate fair value of the transactions at March 31, 2026 was a net asset of $6.4 million (December 31, 2025 - a net liability position of $26.4 million).

Gold fixed for floating swaps

Hudbay enters into gold fixed for floating swaps to manage the risk associated with provisional pricing terms on concentrate shipments. As at March 31, 2026, Hudbay had 7,840 ounces of net gold swaps outstanding at an effective average price of $4,643/ounce and settling from April to May 2026. As at December 31, 2025, Hudbay had 23,180 ounces of net gold swaps outstanding at an effective average price of $4,333/ounce and settling from January to February 2026. The aggregate fair value of the position at March 31, 2026 was a net liability of $0.1 million (December 31, 2025 - a net liability of $4.9 million).

Zinc fixed for floating swaps

Hudbay enters into zinc fixed for floating swaps in order to manage the risk associated with provisional pricing terms in zinc concentrate sales agreements. As at March 31, 2026, Hudbay had 7.8 million pounds of net zinc swaps outstanding at an effective average price of $1.44/lb and settling in April 2026. As at December 31, 2025, Hudbay had 7.3 million pounds of net zinc swaps outstanding at an effective average price of $1.40/lb and settling in January 2026. The aggregate fair value of the transactions at March 31, 2026 was a net liability of $0.2 million (December 31, 2025 - nil).

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in millions of US dollars, except where otherwise noted) For the three months ended March 31, 2026 and 2025

Copper forward sales

As at March 31, 2026, Hudbay had 7.3 million pounds of copper forwards outstanding at an effective average price of $6.03/lb and settling from June 2026 to April 2027. As at December 31, 2025, Hudbay had nil pounds of copper forwards outstanding. The aggregate fair value of the transactions at March 31, 2026 was an asset of $2.9 million (December 31, 2025 - nil).

Copper costless collars

As at March 31, 2026, Hudbay had 14.6 million pounds of copper collars outstanding settling from June 2026 to April 2027 at an average floor price of $5.78/lb and an average cap price of $6.36/lb. As at December 31, 2025, Hudbay had nil pounds of copper collars outstanding. The aggregate fair value of the position at March 31, 2026 was an asset of $4.6 million (December 31, 2025 - nil).

(c) Provisionally priced receivables

Changes in fair value of provisionally priced receivables

Hudbay records changes in fair value of provisionally priced receivables related to provisional pricing in concentrate purchase, concentrate sale and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotation period specified in the contract. The period between provisional pricing and final pricing is typically up to three months.

Changes in fair value of provisionally priced receivables are presented in trade and other receivables when they relate to sales contracts and in trade and other payables when they relate to purchase contracts. At each reporting date, provisionally priced metals are marked-to-market based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in revenue for sales contracts and in inventory or cost of sales for purchase concentrate contracts. Cash flows related to changes in fair value of provisionally priced receivables are classified in operating activities.

As at March 31, 2026 and December 31, 2025, Hudbay's net position consisted of contracts awaiting final pricing are as indicated below:

Metal in concentrate		Sales awaiting final pricing		Average YTD price ($/unit)
	Unit	Mar. 31, 2026	Dec. 31, 2025	Mar. 31, 2026	Dec. 31, 2025
Copper	pounds (in 000s)	87,362	65,791	5.58	5.64
Gold	troy ounces	24,275	33,222	4,655	4,340
Silver	troy ounces	201,755	85,337	75.18	70.22
Zinc	pounds (in 000s)	8,583	8,365	1.46	1.40

The aggregate fair value of provisionally priced receivables within the copper and zinc concentrate at March 31, 2026 was a liability position of $0.9 million (December 31, 2025 - an asset position of $40.9 million).

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in millions of US dollars, except where otherwise noted) For the three months ended March 31, 2026 and 2025

23. Commitments

Capital commitments

As at March 31, 2026, Hudbay had outstanding capital commitments in Manitoba of approximately $33.3 million of which $30.5 million can be terminated, approximately $19.4 million in British Columbia of which $nil can be terminated, approximately $28.6 million in Peru all of which can be terminated, and approximately $133.6 million in Arizona, primarily related to the Copper World Complex, of which $131.4 million can be terminated.

24. Supplementary cash flow information

(a) Other operating activities:

	Three months ended March 31,
	2026	2025
Share-based compensation paid	$(55.9)	$(8.7)
Other	-	1.2
	$(55.9)	$(7.5)

(b) Change in non-cash working capital:

	Three months ended March 31,
	2026	2025
Change in:
Trade and other receivables	$45.0	$(32.4)
Other financial assets/liabilities	(37.2)	21.8
Inventories	4.9	2.8
Prepaid expenses	(3.0)	2.2
Trade and other payables	(3.1)	(33.4)
Provisions and other liabilities	(4.0)	0.3
	$2.6	$(38.7)

(c) Non-cash transactions:

During the three ended March 31, 2026 and 2025, Hudbay entered into the following non-cash investing and financing activities which are not reflected in the condensed consolidated interim statements of cash flows:

- Remeasurement of Hudbay's decommissioning and restoration liabilities led to a net increase in related property, plant and equipment assets of $4.4 million (March 31, 2025 - a net increase of $5.5 million), mainly related to changes to real discount rates associated with remeasurement of the liabilities.

- Property, plant and equipment included $9.0 million (March 31, 2025 - $10.2 million) of capital additions related to the recognition of ROU assets and $27.6 million (March 31, 2025 - $4.8 million) of capital additions related to the recognition of property, plant and equipment that has been financed. Property, plant and equipment and other assets include $0.8 million in net capital additions related to agreements with communities (March 31, 2025 - nil). Property, plant and equipment includes $0.1 million deduction for accrued grants related to equipment eligible for credits (March 31, 2025 - $0.9 million).

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in millions of US dollars, except where otherwise noted) For the three months ended March 31, 2026 and 2025

25. Segmented information

Hudbay has the following reportable segments identified by the individual mining operations of Manitoba, British Columbia, Peru, as well as Arizona which holds our Copper World project. Corporate and other activities are not considered an operating segment and are included as a reconciliation to total consolidated results. Corporate and other activities include the Company's exploration activities in Chile, Canada and the State of Nevada. These exploration entities are not individually significant, as they do not meet the minimum quantitative thresholds for standalone segment disclosure.

Three months ended March 31, 2026
	Peru	Manitoba	British Columbia	Arizona	Corporate and other activities	Total
Revenue from external customers	$363.0	$286.5	$107.8	$-	$-	$757.3
Cost of sales
Mine operating costs	135.2	80.2	74.0	-	-	289.4
Depreciation and amortization	61.4	20.0	18.5	-	-	99.9
Gross profit	166.4	186.3	15.3	-	-	368.0
Selling and administrative expenses	-	-	-	-	34.4	34.4
Exploration expenses	2.7	13.5	-	-	-	16.2
Other operating expenses (income)	7.7	4.3	0.3	(0.2)	(2.0)	10.1
Re-evaluation adjustment - environmental provision	-	2.1	-	-	-	2.1
Results from operating activities	$156.0	$166.4	$15.0	$0.2	$(32.4)	$305.2
Interest expense on long term debt						14.4
Accretion on streaming arrangements						4.5
Change in fair value of financial instruments						(62.9)
Other net finance expense						10.2
Income before tax						$339.0

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in millions of US dollars, except where otherwise noted) For the three months ended March 31, 2026 and 2025

Three months ended March 31, 2025
	Peru	Manitoba	British Columbia	Arizona	Corporate and other activities	Total
Revenue from external customers	$289.7	$224.8	$80.4	$-	$-	$594.9
Cost of sales
Mine operating costs	128.5	72.5	54.5	-	-	255.5
Depreciation and amortization	68.2	23.9	16.0	-	-	108.1
Gross profit	93.0	128.4	9.9	-	-	231.3
Selling and administrative expenses	-	-	-	-	13.7	13.7
Exploration expenses	3.3	10.6	-	-	-	13.9
Other operating expenses (income)	2.0	2.5	1.7	0.1	(1.1)	5.2
Re-evaluation adjustment - environmental provision	-	12.8	-	-	-	12.8
Results from operating activities	$87.7	$102.5	$8.2	$(0.1)	$(12.6)	$185.7
Interest expense on long term debt						15.9
Accretion on streaming arrangements						4.4
Change in fair value of financial instruments						(5.2)
Other net finance gain						(0.7)
Income before tax						$171.3

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in millions of US dollars, except where otherwise noted) For the three months ended March 31, 2026 and 2025

March 31, 2026
	Peru	Manitoba	British Columbia	Arizona	Corporate and other activities	Total
Total assets	$2,373.0	$487.5	$1,369.5	$1,718.5	$948.4	$6,896.9
Total liabilities	922.1	452.6	271.3	104.0	1,150.7	2,900.7
Property, plant and equipment[1]	1,797.3	594.5	1,121.8	1,174.7	64.2	4,752.5
Other non-current assets[2]	65.0	22.0	9.7	171.5	0.4	268.6

1 Included in Corporate and other activities are $52.6 million of property, plant and equipment that is located in Nevada.

2 Other non-current assets includes receivables, inventory, intangibles and other assets.

December 31, 2025
	Peru	Manitoba	British Columbia	Arizona	Corporate and other activities	Total
Total assets	$2,492.0	$471.5	$1,320.2	$1,147.5	$792.1	$6,223.3
Total liabilities	1,031.3	424.3	269.2	103.6	1,163.9	2,992.3
Property, plant and equipment[1]	1,815.7	604.3	1,082.6	1,144.9	46.4	4,693.9
Other non-current assets[2]	64.3	21.4	9.9	0.2	0.5	96.3

1 Included in Corporate and other activities is $33.9 million of property, plant and equipment that is located in Nevada.

2 Other non-current assets includes receivables, inventory, intangibles and other assets.

26. Events after reporting period

On April 1, 2026, the Company completed the repayment of its 2026 Notes upon their maturity. The total principal amount settled was $472.5 million, plus accrued and unpaid interest. The repayment was funded using the Company's available cash on hand and $272.0 million through a draw on the Company's senior secured revolving credit facility.